UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2024

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Corporate Value Enhancement Plan of KB Financial Group

1.	Timeline for Corporate Value Enhancement Plan and Disclosure

KB Financial Group Inc. (“KB Financial Group”) has been engaging in discussions with its Board of Directors since the establishment of the “2022 Mid-to Long-Term Capital Management Plan” to the current disclosure named “KB Financial Group’s Sustainable Value-up Plan” (“Sustainable Value-up Plan”).

Date	Progress

Dec. 2022

Established “KB Financial Group’s Mid-to Long-Term Capital Management Plan,” laying the foundations for CET1 ratio-centric capital management and shareholder returns (implementing quarterly cash dividends and share buybacks/cancellations as major means of shareholder returns, starting in 2023).

Apr. 2024	Held the first discussion on the “2024 Shareholder Return and Sustainable Value-up plan” and decided to implement quarterly-even dividends based on the total amount.

May 2024	Held the second discussion on the “Sustainable Value-up plan” and decided to preliminarily disclose the Value-up initiatives.

Sep.-Oct. 2024	Held the third, fourth, and fifth discussions on the “Sustainable Value-up plan”.

Oct. 2024	Finalized the “Sustainable Value-up plan” on which a resolution by the Board of Directors was passed.

2.	Summary of “KB Financial Group’s Sustainable Value-up Plan”

Date	Key Summary

1. Target ROE	- Target: 10% or above (Double digit) - Aim to enhance profitability by improving Return on Risk-Weighted Assets (RoRWA) to boost intrinsic corporate value.

2. Target CET1 Ratio	- Target: 13% or above - Manage RWA growth rate by taking capital efficiency and profitability into consideration. - Aim to maintain a mid-13% range throughout the year.

3. Shareholder Return Policy

- Shareholder Return Phase 1: Aim to utilize the capital equivalent to an amount exceeding 13% of the previous year-end CET1 ratio as resources for shareholder returns in the following year through quarterly-even cash dividends(on a total annual amount basis) and share buybacks and cancellations.

- Shareholder Return Phase 2: Based on the profits accumulated throughout the year, aim to utilize the capital equivalent to an amount exceeding 13.5% of the second half CET1 ratio as resources for additional shareholder returns through share buybacks and cancellations.

3. Decision Date	October 24, 2024

4. Other Important Matters Related to Investment Decisions

- Publication Date of Related Materials: October 24, 2024

- It is expected that the CEO of KB Financial Group will present on the “KB Financial Group’s Sustainable Value-up Plan” through the 2024 Third Quarter Earnings Conference.

- Please refer to KB Financial Group’s website (https://www.kbfg.com) for the English version of the Plan.

- KB Financial Group’s Sustainable Value-up Plan contains forward-looking statements within the meaning of U.S. securities laws and these statements are based on current plans, estimates, projections, goals and targets. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, such as those relating to the regulatory environment, KB Financial Group’s capital ratio forecasts and strategic objectives, including inorganic growth initiatives, which may cause KB Financial Group’s actual results or performance to be materially different from any future results or performance expressed or implied by such forward-looking statements. KB Financial Group does not make any representation or warranty as to the accuracy or completeness of the information contained herein or in KB Financial Group’s Sustainable Value-up Plan. Should there be any material changes, a subsequent disclosure to that effect will be made.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.

(Registrant)

Date: October 24, 2024	By: /s/ Jae Kwan Kim

(Signature)

Name: Jae Kwan Kim

Title: Senior Executive Vice President and Chief Finance Officer